

SEC ⎮ 14040289 ⎮ ;ION

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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

SEC FILE NUMBER
8- 35359

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2013___ AND ENDING ___12/31/2013___

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Bancorp Investments, Inc.

OFFICIAL USE ONLY
17868
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Livingston Avenue
_____
(No. and Street)

Saint Paul	Minnesota	55107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jessica McIntosh   (314) 418-8664
_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
_____
                             (Name – if individual, state last, first, middle name)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

3/31/14

OATH OR AFFIRMATION

I, __Trudi M. Buckley_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __U.S. Bancorp Investments, Inc._____ , as of __December 31_____ , 20 13 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__No exceptions._____

_____

_____
Signature

_____CFO_____
Title

Amanda RDaman
_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

U.S. Bancorp Investments, Inc.
SEC File Number: 8-35359
December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP



Building a better
working world



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better
working world

Report of Independent Registered Public Accounting
Firm on Applying Agreed-Upon Procedures

The Board of Directors and Management
U.S. Bancorp Investments, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of U.S. Bancorp Investments, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating U.S. Bancorp Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2013 through December 31, 2013. U.S. Bancorp Investments, Inc.'s management is responsible for U.S. Bancorp Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, which included copies of the check or wire sent to the SIPC. We noted no findings.

2. Compared the amounts reported on "Assessment Calculation" worksheet, as prepared by the Company's management and derived from the Company's FOCUS reports for the fiscal period from January 1, 2013 through December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2013 through December 31, 2013. We noted no findings.

3. Compared adjustments reported in Form SIPC-7 with amounts reported in the "Assessment Calculations" worksheet, as prepared by the Company's management and derived from the Company's general ledger. We noted no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the "Assessment Calculation" worksheet supporting the adjustments. We noted no findings.

1402-1208006
A member firm of Ernst & Young Global Limited



Building a better working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2013 through December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2014

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

December 31, 2013

Contents



EY
Building a better
working world

Ernst & Young LLP   Tel: +1 212 773 3000
5 Times Square   Fax: +1 212 773 6350
New York, NY 10036-6530 ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
U.S. Bancorp Investments, Inc.

We have audited the accompanying statement of financial condition of U.S. Bancorp Investments, Inc. (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on auditor judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



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Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of U.S. Bancorp Investments, Inc. at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2014

U.S. Bancorp Investments, Inc.

Statement of Financial Condition
(In Thousands, Except Share and Per Share Amounts)

December 31, 2013

Assets

Cash held at affiliate bank	$ 171,006
Cash segregated in compliance with federal regulations	5,000
Collateralized agreements:	
Securities borrowed	723,410
Securities purchased under agreements to resell	86,750
Receivables:	
Customers	45,543
Brokers, dealers, and clearing organizations	137,485
Affiliates	2,147
Securities owned, at fair value	701,675
Fixed assets, net of accumulated depreciation and amortization of $8,703	2,475
Goodwill	31,307
Deferred tax asset, net	5,981
Other assets, net of allowance of $3,056	26,968
Total assets	$ 1,939,747

Liabilities

Collateralized agreements:	
Securities sold under agreements to repurchase	$ 111,436
Securities loaned	25
Payables:	
Customers	31,199
Brokers, dealers, and clearing organizations	57,310
Affiliates	3,808
Securities sold, but not yet purchased, at fair value	662,921
Accrued compensation and benefits	51,038
Taxes payable to Parent	11,306
Other liabilities and accrued expenses	14,287
Total liabilities	943,330

Commitments, contingencies, and guarantees

Subordinated liabilities	500,000
Stockholder's equity:	
Common stock, $0.01 par value; 100,000 shares authorized,	
100,000 shares issued and outstanding	1
Additional paid-in capital	519,628
Accumulated deficit	(23,212)
Total stockholder's equity	496,417
Total liabilities, commitments, contingencies, guarantees, and stockholder's equity	$ 1,939,747

See accompanying notes.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition
(Dollars in Thousands)

December 31, 2013

1. Organization

U.S. Bancorp Investments, Inc. (the Company), a wholly owned subsidiary of U.S. Bancorp (USB or the Parent), is a full-service broker dealer that is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company trades and effects transactions on behalf of retail and institutional clients in various types of securities across a variety of markets. The Company acts as an agent and sells fixed and variable annuities and mutual fund shares, acts as a broker of option contracts, and provides other services to retail customers through its bank branch-based registered representatives. The Company also participates in securities underwriting, private placement of securities, and collateralized securities transactions.

In the ordinary course of business, the Company enters into transactions with the Parent and subsidiaries of the Parent. The Company's results might be significantly different if it operated as a stand-alone entity. Affiliated transactions are described in Note 14, "Transactions With Affiliates."

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash Held at Affiliate Bank

Cash includes cash held at U.S. Bank National Association (USBNA), an affiliate of the Company, as of December 31, 2013.

Cash and Securities Segregated in Compliance With Federal Regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a registered broker-dealer carrying customer accounts, is subject to requirements related to maintaining cash or qualified securities in a special reserve bank account for the exclusive benefit of customers.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

During 2013, the Company used both cash and U.S. governmental securities to support its Customer Reserve Formula. Included in cash segregated in compliance with federal regulations at December 31, 2013, is $5,000 of cash deposits with USBNA. At December 31, no U.S. governmental securities were needed to support the Customer Reserve Formula.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are executed. The counterparties to these agreements typically are primary dealers of U.S. government securities and major financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed and loaned balances result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities-borrowed transactions require the Company to deposit cash or other collateral in excess of the market value of the borrowed securities with the lender. Securities-loaned transactions require the borrower to deposit cash with the Company in excess of the market value of the loaned securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Derivative Transactions

The Company transacts in the derivative market to manage the credit risk related to its corporate bond trading portfolio and the interest rate risk related to its municipal securities trading portfolio. The Company's derivative transactions can include credit default swap indexes and U.S. Treasury futures that are designated as economic hedges, which do not qualify for hedge accounting. The Company's credit default swap indexes are all executed and outstanding with U.S. Bank National Association as counterparty, and the Company's U.S. Treasury futures are all executed through Credit Suisse as futures commission merchant (FCM). Derivative contracts for credit default swap indexes are reported in the statement of financial condition as receivables from, or payables to, affiliates at fair value. Derivative contracts for U.S. Treasury futures are reported in the statement of financial condition as receivables from, or payables to, brokers,

2. Summary of Significant Accounting Policies (continued)

dealers, and clearing organizations at fair value. Derivative transactions are recorded on a trade-date basis. See Note 3, "Derivative Financial Instruments," for further information regarding derivative transactions.

Securities Owned and Securities Sold, but Not Yet Purchased

All of the Company's securities owned and securities sold, but not yet purchased are recorded on the statement of financial condition on a trade-date basis at fair value.

See Note 8, "Fair Value," for all securities as of December 31, 2013.

Fixed Assets

Fixed assets are recorded at cost and include office equipment, computer software, and leasehold improvements. Depreciation of office equipment and computer software is recorded using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the asset's estimated useful life or the life of the lease, whichever is shorter.

Goodwill

Goodwill is recorded on acquired businesses if the purchase price exceeds the fair value of the net assets acquired. Goodwill is not amortized but is subject, at a minimum, to annual tests for impairment. In certain situations, an interim impairment test may be required if events occur or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. Determining the amount of goodwill impairment, if any, includes assessing the current implied fair value of the Company as if it were being acquired in a business combination and comparing it to the carrying amount of the goodwill. No impairment charges were taken during 2013.

2. Summary of Significant Accounting Policies (continued)

Other Assets

Included in other assets are employee sign-on bonuses. These bonuses are made to revenue-producing employees in retail brokerage, typically in connection with their recruitment process, at management's discretion. These bonuses are based on continued employment and are amortized using the straight-line method over a two- or three-year vesting period.

As a condition of these signing bonuses, a "claw-back" provision is included in the employment agreement, which requires the employee to pay back part of or the entire bonus to the Company if the employee terminates his or her employment within the vesting period set forth in the agreement.

Some of the employees have terminated and have not yet repaid the amounts due to the Company under the "claw-back" provisions. The Company is actively trying to collect the funds owed to it and has established an allowance for doubtful accounts for any amounts older than 90 days. The allowance is reviewed monthly by management to determine if any changes are necessary.

See Note 10, "Other Assets," for all other assets as of December 31, 2013.

Stock-Based Compensation

As part of its employee compensation programs, the Company's employees participate in USB's retirement savings plan, pension plan, and stock option incentive plan. Pension and stock-based compensation expense is allocated to the Company by USB based on the Company's pro rata use of these plans. All assets and liabilities of the plans are recorded at USB.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the filing of a consolidated federal income tax return with USB and its affiliates. The Company also files unitary and separate state income tax returns. Settlements of federal and state payments are made on a regular basis in line with a tax-sharing agreement with USB and its affiliates. Deferred taxes that are recorded represent the differences between the financial reporting basis of assets and liabilities and the tax basis of such assets and liabilities.

Please see Note 17, "Income Taxes," for further discussion.

Product Partner Dollars

The Company distributes annuity and mutual fund products for third parties (Product Partners). As part of these arrangements, the Product Partners provide monetary promotional support to the Company to be used for marketing, training, and other sales initiatives (Product Partner Dollars).

Product Partner Dollars are generally based on a contractual fee as a percentage of assets under management, a contractual fee as a percentage of sales, or an agreed-upon annual payment or series of quarterly payments. Amounts related to the contractual fee methods are accrued on a monthly basis and generally collected on a quarterly basis. Amounts related to the annual/quarterly payment method are recognized in the period for which they are received.

Receivables

No allowance has been established for customer or other broker-dealer receivables, as management believes these receivable amounts are fully collectible.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

3. Derivative Financial Instruments

The following table provides information on the fair value of the Company's derivative contracts at December 31, 2013:

	Asset Derivatives			Liability Derivatives		
	Notional Value	Fair Value	Remaining Maturity in Years	Notional Value	Fair Value	Remaining Maturity in Years
Credit default swap index	200,000	4,129	2.85	200,000	(4,129)	2.81

At December 31, 2013, the Company had ten credit default swap index derivative contracts outstanding with an immaterial net fair value. During the year, the Company entered into no new contracts.

During the year, the Company entered into 130 new U.S. Treasury futures derivative contracts. At December 31, 2013, there were no contracts outstanding.

4. Netting Arrangements for Certain Financial Instruments

The following table provides information on the Company's netting adjustments and items not offset on the statement of financial condition but available for offset in the event of default:

	Gross Recognized Assets	Gross Amounts Offset on the Statement of Financial Condition	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet		Net Amount
				Financial Instruments[a]	Collateral Received[b]	
December 31, 2013						
Derivative assets	$ 4,129	$ (4,129)	$ —	$ —	$ —	$ —
Reverse repurchase agreements	86,750	—	86,750	(59,128)	(27,622)	—
Securities borrowed	723,410	—	723,410	—	(698,348)	25,062
Total	$ 814,289	$ (4,129)	$ 810,160	$ (59,128)	$ (725,970)	$ 25,062

[a] For reverse repurchase agreements this includes any repurchase agreement payables that could be offset in the event of counterparty default.

[b] Includes the fair value of securities received by the Company from the counterparty. These securities are not included on the statement of financial condition unless the counterparty defaults.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

4. Netting Arrangements for Certain Financial Instruments (continued)

	Gross Recognized Liabilities	Gross Amounts Offset on the Statement of Financial Condition	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet		Net Amount
				Financial Instruments[a]	Collateral Pledged[b]	
December 31, 2013						
Derivative liabilities	$ 4,129	$ (4,129)	$ –	$ –	$ –	$ –
Repurchase agreements	111,436	–	111,436	(59,128)	(52,308)	–
Securities loaned	25	–	25	–	–	25
Total	$ 115,590	$ (4,129)	$ 111,461	$ (59,128)	$ (52,308)	$ 25

[a] For repurchase agreements this includes any reverse repurchase agreement receivables that could be offset in the event of counterparty default.

[b] Includes the fair value of securities pledged by the Company to the counterparty. These securities are included on the statement of financial condition unless the Company defaults.

5. Receivables From, and Payables to, Customers

Amounts receivable from customers include:

Securities transactions	$	15,283
Margin accounts		30,260
Total receivables	$	45,543

Amounts payable to customers include:

Securities transactions	$	31,199

Customer securities can be held as collateral for margin loan receivables. Such collateral is not reflected in the statement of financial condition. Margin loan receivables earn interest at floating interest rates.

Payables to customers primarily consist of customer funds pending settlement of securities transactions and customer funds on deposit.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

6. Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include:

Clearing receivables	$	89,089
Underwriting receivables		29,729
Cash deposits with clearing organizations		16,171
Securities failed to deliver		993
Other receivables		1,503
Total receivables	$	137,485

Payables to brokers, dealers, and clearing organizations include:

Clearing payables	$	56,893
Securities failed to receive		409
Other payables		8
Total payables	$	57,310

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on the settlement date.

7. Collateralized Securities Transactions

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of collateral on a daily basis and requiring adjustments in the event of excess market exposure.

7. Collateralized Securities Transactions (continued)

In the normal course of business, the Company obtains securities under agreements to resell, securities borrowed, and margin agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2013, reverse repurchase collateral of approximately $87,000, stock borrowings of approximately $723,000, and client margin securities of approximately $42,000 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company has transferred to others approximately $774,000 in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

8. Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance.

The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury notes and bonds and exchange-traded equity securities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable, either directly or indirectly. The observable assumptions for the valuation techniques can include contractual cash flows, benchmark yields, and credit spreads to determine fair value. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

8. Fair Value (continued)

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company did not have any Level 3 inventory positions as of December 31, 2013.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the valuation of the Company's assets and liabilities measured at fair value on a recurring basis by pricing levels as of December 31, 2013:

	Level 1	Level 2	Level 3	Netting[a]	Balance as of December 31, 2013
Assets					
Securities owned:					
U.S. government securities	$ 143,447	$ –	$ –	$ –	$ 143,447
Municipal securities	–	27,726	–	–	27,726
Corporate debt obligations	–	530,229	–	–	530,229
Corporate equities	68	–	–	–	68
Other securities	–	205	–	–	205
Receivables from affiliates:					
Derivative credit contracts receivable	–	4,129	–	(4,129)	–
Total assets measured at fair value on a recurring basis	$ 143,515	$ 562,289	$ –	$ (4,129)	$ 701,675

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

8. Fair Value (continued)

	Level 1	Level 2	Level 3	Netting[a]	Balance as of December 31, 2013
Liabilities					
Securities sold, but not yet purchased:					
U.S. government securities	$ 111,803	$ 15	$ —	$ —	$ 111,818
Corporate debt obligations	—	550,861	—	—	550,861
Municipal securities	—	26	—	—	26
Other securities	2	214	—	—	216
Payables from affiliates:					
Derivative credit contracts payable	—	4,129	—	(4,129)	—
Total liabilities measured at fair value on a recurring basis	$ 111,805	$ 555,245	$ —	$ (4,129)	$ 662,921

[a] Represents netting of derivative asset and liability balances with the same counterparty subject to master netting agreements.

Other securities include fractional shares of securities, securities purchased from customers in order to facilitate customer sale requests on an expedited basis, and securities positions resulting from trade errors.

Securities borrowed/loaned, repurchase/reverse repurchase agreements, receivable from/payable to brokers, dealers and clearing organizations, receivable from/payable to customers, receivable from/payable to affiliates, and other receivables are not accounted for at fair value but are short-term in nature and, accordingly, are carried at amounts that approximate fair value. These balances are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value and are categorized as Level 2 of the fair value hierarchy for disclosure purposes only.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

9. Fixed Assets

At December 31, 2013, the Company's fixed assets are as follows:

Office equipment	$	8,388
Computer software		2,398
Leasehold improvements		392
Total fixed assets		11,178
Less accumulated depreciation and amortization		8,703
Fixed assets, net	$	2,475

10. Other Assets

At December 31, 2013, the Company's other assets are as follows:

Deferred employee sign-on bonuses	$	16,187
Accrued interest receivable		7,268
Prepaid expenses		2,700
Other		247
Other receivables, net of allowance of $3,056		566
Total other assets	$	26,968

11. Other Liabilities

At December 31, 2013, the Company's other liabilities are as follows:

Accrued interest payable	$	7,102
Accounts payable		4,879
Legal reserve		650
Other		1,656
Total other liabilities	$	14,287

12. Borrowings

At December 31, 2013, the Company had a $250,000 secured borrowing facility with USBNA to be used for discretionary working capital purposes. At December 31, 2013, there were no outstanding borrowings under the facility. The rate of interest for this facility is quoted at the time of borrowing at USBNA's discretion.

In addition, the Company has a $1,000,000 unsecured promissory facility with USB to be used for discretionary working capital purposes. At December 31, 2013, the Company had no outstanding borrowings on this note. The rate of interest for this facility is the comparable rate at which USB would be able to borrow funds of comparable amounts in the Money Markets for a one-month period.

The Company also has a $300,000 secured promissory facility with USBNA to be used as support for intra-day cash settlements of security underwritings. At December 31, 2013, the Company had no outstanding borrowings on this note. The rate of interest for this note is quoted at the time of borrowing at USBNA's discretion.

13. Contingencies, Commitments, and Risks

Legal Contingencies

The Company is involved in various pending and potential lawsuits, arbitration proceedings, and regulatory inquiries related to its securities and investment banking business. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations. Management of the Company believes that the resolution of any various lawsuits, arbitration, claims, and regulatory inquiries will have no material adverse effect on the statement of financial condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential losses, if any, that may result from these matters. The Company has established reserves for potential losses that are probable and reasonably estimable.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

13. Contingencies, Commitments, and Risks

Other Commitments

In the normal course of business, the Company indemnifies and provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Concentration of Credit Risk

The Company provides investment, financing, and related services to a diverse group of customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly affected by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and/or market conditions. At December 31, 2013, the Company believes there was no over-concentration of credit risk related to its collateralized securities transactions.

Financial Instruments With Off-Balance Sheet Risk

Securities sold, but not yet purchased represent obligations of the Company to deliver specified securities at the contracted price and, thereby, create a liability to repurchase such securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

14. Transactions With Affiliates

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. These transactions include revenue and expenses for underwriting securities, selling affiliated mutual funds, financing costs, royalty fees for the use of USB's name, administrative services (processing charges), other overhead charges (costs for shared personnel), occupancy, and general and administrative services (processing and other overhead charges). Costs are allocated from USB to the Company based upon a Master Service Agreement.

At December 31, 2013, the Company owned or sold short public securities issued by affiliates as follows:

Securities owned, at fair value	$	23,652
Securities sold, but not yet purchased, at fair value		4,911

In addition, the Company had borrowed from third parties securities issued by affiliates of $5,144.

15. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and a member firm of FINRA, the Company is subject to the Uniform Net Capital Rule (the Rule) of the SEC. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of the greater of $250 or 2% of aggregate debit balances arising from customer transactions. FINRA may prohibit a member firm from expanding its business or paying dividends if the resulting net capital would be less than 5% of aggregate debit balances. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2013, net capital under the Rule was $701,493 or 2,521% of aggregate debit balances and $700,936 in excess of the minimum required net capital.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

16. Employee Benefits and Stock-Based Compensation

Employee Retirement Savings Plan

Substantially all of the Company's employees are eligible to participate in the defined contribution retirement savings plan, sponsored by USB. Eligible employees may make contributions of up to 75% of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives. Employee contributions are 100% matched by the Company, up to 4% of an employee's eligible annual compensation. The Company's matching contribution vests immediately. Beginning with the 2013 matching contribution paid in January 2014, the matching contribution will be invested in the same manner as an employee's future contribution elections. Previously, the matching contribution was initially invested in USB's common stock, and the employee was able to reinvest the matching contribution among various investment alternatives.

Pension Plan

As described in Note 2, "Summary of Significant Accounting Policies," substantially all of the Company's employees are eligible to participate in the U.S. Bank Pension Plan, a qualified noncontributory defined benefit plan sponsored by USB. Qualified pension benefits are provided to eligible employees based on years of service, multiplied by a percentage of their final average pay or one or more cash balance formulas, or both. Under the cash balance formula established effective January 1, 2010, participants receive annual pay credits based on eligible pay multiplied by a percentage determined by their age and years of service, as well as receiving annual interest credits. Employees become vested upon completing three years of vesting service. USB's qualified plan funding objectives include maintaining a funded status sufficient to meet participant benefit obligations over time while reducing long-term funding requirements and pension costs. Qualified plan assets consist primarily of investments in domestic and international equity securities. In addition to the funded qualified pension plan, USB maintains a nonqualified plan that is unfunded and provides benefits to certain eligible employees.

Active and Postretirement Welfare Plan

In addition, USB provides health care and death benefits to substantially all active and certain retired employees of the Company. Generally, all active employees used to become eligible for participation in the postretirement welfare plan by meeting defined age and service requirements. After December 31, 2013, no active employees are eligible for retiree health care benefits.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

16. Employee Benefits and Stock-Based Compensation (continued)

Stock-Based Compensation

As discussed in Note 2, "Summary of Significant Accounting Policies," the Company's employees participate in USB's stock option and long-term incentive cash plans. Stock-based compensation expense is based on the estimated fair value of the award at the date of the grant or modification. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Company reimburses the Parent for stock-based compensation.

17. Income Taxes

At December 31, 2013, the Company did not have any unrecognized tax positions.

The components of the Company's net deferred tax asset as of December 31, 2013, were:

Deferred tax assets:		
Accrued compensation	$	9,385
Accrued expenses		479
Accrued pension and retirement benefits		6,069
Other		199
Gross deferred tax asset		16,132
Deferred tax liabilities:		
Intangibles		(9,411)
Investment basis differences		(124)
Fixed assets		(616)
Gross deferred tax liability		(10,151)
Net deferred tax asset	$	5,981

The Company did not recognize a valuation allowance against its deferred income tax assets as of the beginning or end of 2013 as the Company believes it is more likely than not that there is an ability to realize its deferred income tax assets.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

18. Subordinated Liabilities

The borrowings under subordination agreements at December 31, 2013, are listed as follows:

Subordinated note, due November 2, 2017	$	500,000
Total subordinated liabilities	$	500,000

The subordinated liabilities are with the Parent and are available in computing net capital under the Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The rate of interest for this facility is 1.68% per year. It is the Company's intention to renew the subordinated note due on November 2, 2017.

19. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2013. Based on this evaluation, the Company has determined that no events have occurred that were required to be recognized or disclosed in the statement of financial condition.

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